UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                              Navarre Corporation
                            -------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    639208107
                                 (CUSIP Number)


                             C. Daniel Cocanougher
                        c/o Cocanougher Asset Management
                          6851 NE Loop 820 Suite 110
                       North Richland Hills TX 76180-6611
                                 (817) 577-1131
                              --------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 27, 2009
                                    ---------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                          C. Daniel Cocanougher
        I.R.S. Identification No. (entities only)
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      PF
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                        1,337,645
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                      1,449,265
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                   1,337,645
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                 1,449,265

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY              2,786,910
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           7.69%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                             DDEC, Ltd.
        I.R.S. Identification No. (entities only)             75-2958135
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      WC
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                        1,347,168
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                        0
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                   1,347,168
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY              1,347,168
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           3.72%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                        Danielle M. Cocanougher
        I.R.S. Identification No. (entities only)
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      OO
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                          52,097
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                             0
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                     52,097
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                        0

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                52,097
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           0.14%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                           Ellen J. Cocanougher
        I.R.S. Identification No. (entities only)
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      OO
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                          50,000
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                             0
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                     50,000
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                        0

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                50,000
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           0.14%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------



ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D") relates to common stock, no par value per share (the "Common Stock") of Navarre Corporation, a Minnesota corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 7400 49th Ave. N, New Hope, MN 55428.

ITEM 2.   IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by C. Daniel Cocanougher, Danielle M. Cocanougher, Ellen J. Cocanougher (the "Cocanougher's"), DDEC, Ltd. ("DDEC"), (collectively, the "Reporting Persons"). Mr. C. Daniel Cocanougher is the Managing Member of DDEC Management, LLC which is the General and Managing Partner of DDEC, Ltd. Danielle M. Cocanougher and Ellen J. Cocanougher are the children of C. Daniel Cocanougher over which he has custodial authority. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 27, 2009, a copy of which is attached hereto as Exhibit A.

(b) The Reporting Person's business address is c/o Cocanougher Asset Management, 6851 NE Loop 820 Suite 110, North Richland Hills, TX 76180-6611.

(c) The Reporting Person's present principal occupations are private investors.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individual Reporting Persons are all citizens of the United States. DDEC, Ltd. is a limited partnership formed in the State of Texas.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 11, 2005, the individual Reporting Persons received common stock in Navarre Corporation in partial exchange for their ownership interests in FUNimation Productions, Ltd. The shares received were as follows:
        C. Daniel Cocanougher                   372,957
        Ellen Cocanougher                        46,619
        Danielle Cocanougher                     46,619

All other shares were purchased with the personal funds of the individual Reporting Persons, or working capital of the partnership Reporting Persons.

No borrowed funds were used to purchase the Common Stock reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.   PURPOSE OF TRANSACTION.

All of the shares of Common Stock reported herein were acquired pursuant to Item 3 above and subsequently for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

Each of the Reporting Persons reserves the right in light of an ongoing evaluation of the Issuer's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, the Reporting Persons business objectives and other relevant factors, at any time to change plans and intentions regarding the investment in the Issuer described in this
Schedule 13D, as deemed appropriate. Such changes may include, and each of the Reporting Persons reserves the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on his or its ability to do so, any or all of the following actions:

a) Purchasing additional shares of Common Stock or other securities of the Issuer on the open market, in privately negotiated transactions, or otherwise;

b) Selling some or all of the Reporting Persons' shares of Common Stock or other Issuer securities on the open market, in privately negotiated transaction, or otherwise;

c) Extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer;

d) Sale or transaction of a material amount of assets of the Issuer;

e) Compositional changes to the board of directors or management of the Issuer as described herein and otherwise;

f) Material changes in the present capitalization or dividend policy of the Issuer;

g) Material changes in the Issuer's business or corporate structure;

h) Changes to the Issuer's certificate of incorporation, bylaws and other organizational documents;

i) Causing a class of securities of the Issuer to be delisted from a national securities exchange;

j) Causing a class of securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

k) Taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business on March 27, 2009, the Reporting Persons, directly or indirectly, jointly own in the aggregate 2,786,910 shares of the Common Stock of Navarre Corporation, or approximately 7.686% of the Common Stock outstanding based on 36,260,116 shares of the Common Stock outstanding as set forth in the Form 10-Q filed by Navarre Corporation with the Securities and Exchange Commission on February 9, 2009.

(b)                           SOLE        SHARED       SOLE        SHARED
                             VOTING       VOTING   DISPOSITIVE   DISPOSITIVE
                              POWER        POWER       POWER        POWER
			    ---------   ---------  -----------   -----------
C. Daniel Cocanougher       1,337,645   1,449,265    1,337,645     1,449,265
Danielle M. Cocanougher        52,097           0       52,097             0
Ellen J. Cocanougher           50,000           0       50,000             0
DDEC, Ltd.                  1,347,168           0    1,347,168             0

(c) Transactions in the Common Stock by the Reporting Persons affected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

Reporting Person	Trade Date	Activity        Quantity  Average Price

DDEC, Ltd.              3/26/2009	Bought            7,900	       $0.41
DDEC, Ltd.              3/26/2009	Bought            2,600	       $0.39
DDEC, Ltd.              3/24/2009	Bought           13,900	       $0.40
DDEC, Ltd.              3/23/2009	Bought           24,900	       $0.40
DDEC, Ltd.              3/23/2009	Bought            9,636	       $0.39
DDEC, Ltd.              3/23/2009	Bought              100	       $0.40
DDEC, Ltd.              3/20/2009	Bought           12,000	       $0.40
DDEC, Ltd.              3/18/2009	Bought           19,027	       $0.40
DDEC, Ltd.              3/18/2009	Bought           12,900	       $0.40
DDEC, Ltd.              3/18/2009	Bought            2,100	       $0.40
DDEC, Ltd.              3/16/2009	Bought           15,000	       $0.40
DDEC, Ltd.              3/12/2009	Bought           25,000	       $0.36
DDEC, Ltd.              3/12/2009	Bought           24,900	       $0.36
DDEC, Ltd.              3/12/2009	Bought           10,900	       $0.36
DDEC, Ltd.              3/12/2009	Bought            9,100	       $0.36
DDEC, Ltd.              3/12/2009	Bought              100	       $0.36
DDEC, Ltd.              3/02/2009	Bought              100	       $0.41
DDEC, Ltd.              3/11/2009	Bought            3,760	       $0.36
DDEC, Ltd.              3/11/2009	Bought            5,740	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              100	       $0.36
DDEC, Ltd.              3/11/2009	Bought              200	       $0.36
DDEC, Ltd.              3/11/2009	Bought            1,000	       $0.36
DDEC, Ltd.              3/11/2009	Bought            3,500	       $0.36

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement, dated March 27, 2009, among C. Daniel Cocanougher, Danielle M. Cocanougher, Ellen J. Cocanougher, and DDEC, Ltd.


                               S I G N A T U R E S

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated as of:  March 27, 2009


C. DANIEL COCANOUGHER, Individually
and as Managing Member of DDEC
Management, LLC, General Partner of
DDEC, Ltd.

/s/ C. Daniel Cocanougher
----------------------------------


C. DANIEL COCANOUGHER, as Guardian & Custodian for
Danielle M. Cocanougher, Individually



/s/ C. Daniel Cocanougher
----------------------------------


C. DANIEL COCANOUGHER, as Guardian & Custodian for
Ellen J. Cocanougher, Individually



/s/ C. Daniel Cocanougher
----------------------------------